Exhibit 99.1

MYTHERESA ANNOUNCES PRELIMINARY THIRD QUARTER RESULTS –
DOUBLE-DIGIT TOPLINE GROWTH
SIGNIFICANTLY IMPROVED PROFITABILITY

MUNICH, (April 18, 2024) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), today announced preliminary unaudited financial results for the third quarter ended March 31, 2024, and confirmed the guidance for the full fiscal year 2024 ending June 30 at the lower end of the given ranges. The Company also announced the date for the release of its third quarter fiscal year 2024 financial results.

Mytheresa posted double-digit topline growth and improved profitability on adjusted EBITDA level as well as adjusted Operating Income level in the third quarter of fiscal year 2024 as compared to the prior year period. The strong financial results in a clearly consolidating market environment underline the strong positioning of Mytheresa and its robust business model as well as signifies strong market share gains.

Michael Kliger, Chief Executive Officer of Mytheresa, said: “We are extremely pleased with the strong performance in a rapidly consolidating marketplace. The results underscore that Mytheresa is not just a luxury e-commerce platform. We build a community for luxury enthusiasts and create desirability through digital and physical experiences. This makes us the winner in an otherwise still tough market environment.”

PRELIMINARY THIRD QUARTER FISCAL YEAR 2024 RESULTS

In specific, Mytheresa expects for the third quarter ended March 31, 2024:

•	GMV in the range of €245 million to €255 million, an accelerated increase of 12% to 15% as compared to the prior year quarter
•	Net Sales in the range of €230 million to €235 million, an accelerated increase of 15% to 18% as compared to the prior year quarter
•	Adjusted EBITDA Margin of 3.0% to 4.0% in the third quarter a significant improvement to the 1.6% adjusted EBITDA Margin in the third quarter of FY 2023
•	Adjusted Operating Income Margin of 1.5% to 2.5% compared to 0.1% in the third quarter of FY 2023

CONFIRMED BUSINESS OUTLOOK FOR THE FULL FISCAL YEAR ENDING JUNE 30, 2024 AT THE LOWER END OF THE RANGES:

•	GMV and Net Sales growth in the range of 8% to 13%
•	Gross Profit growth in the range of 8% to 13%
•	Adjusted EBITDA margin in the range of 3% to 5%

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will release third quarter fiscal year 2024 financial results before the U.S. market open on May 15, 2024. A conference call to discuss its results will follow at 8:00am Eastern Time that same day. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (800) 715-9871 (USA). The participant access code will be 7531135. The conference call replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on May 15, 2024, through May 22, 2024, by dialing +1 (800) 770-2030 (USA). The replay passcode will be 7531135. For specific international dial-ins please see here.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; the impact of restrictions on use of identifiers for advertisers (IDFA); future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the form 20-F filed on September 14, 2023 under Rule 424(b)(4) of the Securities Act. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.
•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.

The following table sets forth the reconciliations of net loss to EBITDA to adjusted EBITDA and net loss to operating loss to adjusted operating income and their corresponding margins as a percentage of net sales:

	Three Months Ended March 31, 2024
	Low	High
(in millions) (unaudited)
Net loss	€(4.0)	€(3.4)
Finance expenses, net	€1.7	€2.0
Income tax benefit	€(0.8)	€(0.1)
Depreciation and amortization	€3.6	€3.9
EBITDA	€0.5	€2.4
Other transaction-related, certain legal and other expenses (1)	€3.8	€4.1
Share-based compensation (2)	€2.7	€3.0
Adjusted EBITDA	€7.0	€9.5

Reconciliation to Adjusted EBITDA Margin
Net Sales	€230.0	€235.0
Adjusted EBITDA margin	3.0%	4.0%

	Three Months Ended March 31, 2024
	Low	High
(in millions) (unaudited)
Net loss	€(4.0)	€(3.4)
Finance expenses, net	€1.7	€2.0
Income tax benefit	€(0.8)	€(0.1)
Operating Loss	€(3.1)	€(1.5)
Other transaction-related, certain legal and other expenses (1)	€3.8	€4.2
Share-based compensation (2)	€2.7	€3.1
Adjusted Operating Income	€3.4	€5.8

Reconciliation to Adjusted Operating Income Margin
Net Sales	€230.0	€235.0
Adjusted Operating Income margin	1.5%	2.5%

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. We do not consider share-based compensation expense to be indicative of our core operating performance.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. In 2022, Mytheresa expanded its luxury offering to home décor and lifestyle products with the launch of the category “Life”. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €855.8 million GMV in fiscal year 2023 (+15% vs. FY22).

For more information please visit https://investors.mytheresa.com.

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com

Media Contacts for public relations

Mytheresa.com GmbH

Sandra Romano

mobile: +49 152 54725178

email: sandra.romano@mytheresa.com

Media Contacts for business press

Mytheresa.com GmbH

Lisa Schulz

mobile: +49 151 11216490

email: lisa.schulz@mytheresa.com

Source: MYT Netherlands Parent B.V.